UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED.
(Translation of Registrant’s Name Into English)

33 Jabotinsky Street
Ramat Gan, Israel
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

The following item is being submitted herewith as Exhibit 1:

1.     Press Release, dated June 22, 2004, of the Registrant regarding its intention to convene general meeting and proposal to voluntary liquidate.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 22, 2004	I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED BY: /S/ Robi Hartman —————————————— Robi Hartman, Chief Executive Officer

Exhibit 1

Contact:
Robi Hartman
IIS, Intelligent Information Systems, Ltd.
011-972- 3-751-6449

FOR IMMEDIATE RELEASE

I.I.S. INTELLIGENT INFORMATION SYSTEMS Ltd.

REPORTS
NOTICE OF GENERAL MEETING
AND
INTENTION TO VOLUNTARY LIQUIDATE

Ramat Gan, ISRAEL, June 22, 2004 – I.I.S. Intelligent Information Systems Ltd. (OTC BB: IISLF.OB).

I.I.S. Intelligent Information Systems Ltd. (“IIS” or the “Company”) today announced that its board of directors decided last night to convene a general meeting of shareholders to consider and approve the voluntary liquidation of the Company.

The only operating assets of the Company are minority holdings in StoreAge Networking Technologies, Ltd. and Enargis Storage Solutions Ltd. (see below –“About IIS”). As of June 15 2004 the Company had approximately $200,000 in cash and short-term investments and no foreseeable prospects of income. The board of directors believes that it is in the Company’s best interests and those of its shareholders not to use the Company’s remaining cash to pay legal, auditing, listing fees, director and officer fees and compensation, to maintain directors and officers liability insurance, or for other ongoing company expenses which can be avoided or reduced by voluntary liquidation, without harming the ability to realize in the future the value of the Company’s minority holdings in StoreAge and Enargis. The only remaining purpose of the Company is to achieve the greatest possible return on these assets. The Company believes that its holdings in StoreAge may have significant value but the current realization value is not attractive. From time to time StoreAge has been involved in contacts with prospective purchasers but these contacts have not yet resulted in any definitive offer or agreement. Consequently, it would be beneficial to the Company and its shareholders to continue to hold this asset until an attractive exit alternative can be found and the voluntary liquation of the Company would allow the Company to continue to manage this investment at the lowest possible cost until such time. Without voluntary liquidation, the financial resources of the Company may be exhausted by year end 2004. In addition, due to the Company’s financial situation, it has not been able to retain most of its directors or to locate new directors in order to comply with applicable legal requirements regarding board of directors and audit committee composition.

The board of directors carefully reviewed the business affairs of the Company and is of the opinion that the Company can pay its debts within twelve months from the commencement of the voluntary liquidation. This is in part due to the fact that the directors of the Company, who have not received any compensation from the Company since April 2003 have agreed that this compensation will be paid only out of receipt of proceeds from the sale/exit of the Company’s holdings in StoreAge or Enargis or from raising additional financial resources.

The directors of the Company have agreed to file the appropriate affidavit of solvency with the Israeli Registrar of Companies prior to convening the general meeting of shareholder and, consequently, the voluntary liquidation, if approved by the Company’s shareholders, can be performed by the liquidators without court intervention.

Under Israeli law, upon approval of the voluntary liquidation by our shareholders, no transfer of shares will be permitted without the consent of the liquidators. Consequently, there will be no public market for our shares.

The Board of Directors has recommended that two of the current directors of the Company, Robi Hartman and Aharon Jacobowitz, act as liquidators of the Company and that all decisions will require the consent of both liquidators.

The Company intends to convene a General Meeting of Shareholders on July 29, 2004 (with a record date of June 29, 2004) for the purpose of receiving the Directors’ Report and Financial Statements, appointment of auditors and to consider and approve the voluntary liquidation of the Company, to appoint the liquidators and to determine their compensation.

In connection with the voluntary liquidation (if approved by the shareholders), the Company also intends to seek no-action relief from the United States Securities and Exchange Commission with respect to certain reporting requirements under the Securities Exchange Act of 1934 in order to reduce the operating costs of the Company relating to these reporting requirements. There can be no assurance that this relief will be received.

About IIS

I.I.S. owns a 38.9% (approximately 30% on a fully diluted basis) interest in StoreAge Networking Technologies, Ltd. (http://www.store-age.com), a leader in Storage Virtualization Management technology which develops and provides storage networking solutions to the enterprise market with a focus on Storage Area Network (SAN) architecture, and, 25% interest in Enargis Storage Solutions Ltd. (http://www.enargis.com), which designs, develops and provides enterprise storage solutions based on Internet Small Computer Systems Interface (“iSCSI”) technology. Enargis’s products are customized software implementation projects for the development and integration of iSCSI interface into existing storage devices and a family of comprehensive IP storage testing tools for iSCSI protocol analysis of SAN devices.

This release contains historical information and forward-looking statements. Statements looking forward in time are included in this release pursuant to the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause the Company’s actual results in future periods to be materially different from any future performance suggested herein. Further, the Company operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the Company’s control. In the context of the forward-looking information provided in this release and in other releases and reports by the Company, please refer to the discussions of risk factors detailed in, as well as the other information contained in, the Company’s filings with the Securities and Exchange Commission during the past 12 months.